Item 77M: Mergers


Effective as of October 10, 2003, the Fund acquired all of the assets of Credit Suisse Investment Grade Bond Fund, Inc. ("Investment Grade Bond Fund") in exchange for shares of the Fund and the assumption by the Fund of Investment Grade Bond Fund's liabilities. Shares of the Fund were distributed to shareholders of Investment Grade Bond Fund and Investment Grade Bond Fund was subsequently dissolved. The Agreement and Plan of Reorganization relating the transaction was approved at a meeting of the Boards of the Fund and Investment Grade Bond Fund held on May 20, 2003. The transaction was approved by shareholders of Investment Grade Bond Fund on September 30, 2003.